

December 23, 2009

Neal S. Winneg
Executive Vice President and General Counsel
The Princeton Review, Inc.
111 Speen Street
Framingham, MA 01701

> **Re: The Princeton Review, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2009**
> **File No. 0-32469**

Dear Mr. Winneg:

We have review your supplemental response dated December 18, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment one from our letter dated December 16, 2009. Please note that the fact that the acquisition has already been consummated is not relevant since your shareholders are still being asked to approve a material element of the financing necessary to accomplish the acquisition. We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the acquisition of Penn Foster Education Group, the company knew that it would be required to seek approval of the exchange of your Series E Non-Convertible Preferred Stock into shares of Series D Convertible Preferred Stock. Please revise to provide the disclosure required by Item 14.

*　　*　　*　　*

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,
/s

Larry Spirgel
Assistant Director

Cc: Edward A. King, Esq. (via facsimile)